May 22, 2023

VIA EDGAR

Jennifer Monick

Assistant Chief Accountant

Frank Knapp

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, DC 20549

Re:	Hilton Grand Vacations Inc.

Form 10-K for the Year Ended December 31, 2022

Filed March 1, 2023

File No. 001-37794

Dear Ms. Monick and Mr. Knapp:

On behalf of Hilton Grand Vacations Inc. (the “Company,” “we,” or “our”), I am hereby submitting responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in your letter dated May 8, 2023 with respect to the above-referenced Annual Report on Form 10-K (the “10-K”).

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed by the response to the comment. Terms not otherwise defined in this letter have the meanings set forth in the 10-K.

Form 10-K for the year ended December 31, 2022

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 54

1.	Comment: We note your table on the top of page 57 that presents real estate profit. Please address the following:

•

Please tell us and revise your filing to further clarify what is included and excluded in sales revenue and real estate expense. In this regard, please provide additional information about the excluded marketing revenues and related expenses.

•	With respect to the marketing revenues and related expenses that are excluded, please tell us if these are pass-through expenses with no mark-up, if there is a mark-up, or if another scenario applies.

•	Please clarify for us and in your filing how you have derived the adjustment for sales and marketing expense, net.

Response: As the Staff noted, and as disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company and management have historically considered four net profit operating metrics in managing and evaluating the Company’s business and financial performance—real estate, financing, resorts and club management, and rental and ancillary activities. To assist investors in understanding and evaluating its business and performance, the Company has provided a net profit operating metric for each of these four areas.

Solely for computing the real estate profit margin as disclosed in the table on page 57 in the 10-K, the Company presents on a net basis the impact of certain marketing and rental activity recognized primarily through discounted marketing packages sold to prospective owners which encompass a sales tour designed to provide an overview of the Company’s products. The impact of this activity is reflected on a net basis reducing sales and marketing expenses as the costs significantly exceed the revenue recognized, and these packages are considered a primary driver of real estate sales. For the year ended December 31, 2022, the Company presented sales and marketing expense, net, totaling $886 million calculated as follows: $1,146 million from the corresponding line item on the Company’s statements of operations less (1) $208 million of revenue primarily from these discounted marketing packages, and (2) $52 million for certain rental activity where the costs of the packages also significantly exceed the revenue earned.

In light of the Staff’s comment, in future filings the Company will exclude the amount for certain rental activity (i.e., $52 million in 2022) from the calculation of its real estate profit margin. Rather, the Company will solely adjust both revenue and expense in an equal amount primarily from these discounted marketing packages (i.e., $208 million in 2022). Thus, in the Company’s proposed future presentation, real estate profit will equal the net of the revenue and expenses set forth in such metric and correspond to the applicable line items in the Company’s statements of operations.

For the avoidance of any doubt, the above-discussed presentation has historically been made only as part of management’s evaluation of the Company’s performance and in presenting the applicable operating metric, and not in preparing and presenting the Company’s financial statements in its annual and quarterly reports on Forms 10-K and 10-Q, respectively.

2.

Comment: We note your presentation of real estate profit, financing profit, resort and club management profit, and rental and ancillary services profit (loss). Please tell us what consideration you gave to reconciling the aggregate of these measures to GAAP gross profit.

Response: The Company respectfully advises the Staff that it has considered in the past whether its presentation of real estate profit, financing profit, resorts and club management profit and rental and ancillary services profit (loss) margins are non-GAAP financial measures that require reconciliation to the most directly comparable GAAP financial measure, and had concluded that these margins are not non-GAAP financial measures.

Item 10(e)(2) of Regulation S-K defines a non-GAAP financial measure as “a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that: (i) Excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or (ii) Includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.”

On the other hand, certain measures and metrics would not be considered a non-GAAP financial measure, but instead be considered key performance indicators, which represent “key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of the individual company,” as described by Commission Release No. 33-10751/34-88094. Disclosure of key performance indicators and metrics is consistent with the requirement in Item 303 of Regulation S-K to include “statistical data that the registrant believes will enhance a reader’s understanding of the registrant’s financial condition, cash flows and other changes in financial condition and results of operations.”

Management believes that real estate profit, financing profit, resorts and club management profit and rental and ancillary services profit (loss) margins, as operating metrics, are important to the investors in helping them understand the performance and efficiency with which the Company is able to convert revenues for each of the four primary activities into operating profit as a percentage, including changes year-to-year. Specifically, real estate profit is noted in our current disclosure as a key business operational metric as it demonstrates how efficient the Company is in converting sales and marketing spending into VOI sales and managing the Company’s inventory costs. Similarly, financing profit margin demonstrates how efficient the Company is in managing financing and capital costs to provide consumer financing and generate financing revenue to support its real estate business. Similarly, management also utilizes resorts and club management profit margin as an important operating metric in managing our club and managing costs and expenses that support the owners from VOI sales, while rental and ancillary services profit margin is important primarily in understanding how the Company manages and maximizes available unoccupied rooms, including associated expenses, into revenue.

In order to provide additional clarity for investors, the Company will expand on the current narrative disclosure in future filings to further explain why each of these operating metrics is important for management and how it is useful to investors similar to the explanation set forth above. Further, as noted in its response to Comment #1 above, the Company proposes future revisions to its disclosures regarding its real estate profit margin calculation and real estate profit will equal the net of the revenue and expenses set forth in such metric’s presentation to the applicable line items in the Company’s statements of operations.

Consolidated Statements of Stockholders’ Equity, page 78

3.

Comment: We note you have presented the consolidated statements of stockholders’ equity for the years ended December 31, 2022 and 2021. Please tell us how you determined it was unnecessary to also present this statement for the year ended December 31, 2020. Reference is made to Rule 3-04 of Regulation S-X.

Response: The Company agrees with the Staff that Rule 3-04 of Regulation S-X requires the full presentation of the consolidated statements of stockholders’ equity for the year ended December 31, 2020, and that we inadvertently omitted this statement in our 2022 filing. The 2020 consolidated statement of stockholders’ equity was disclosed in our 2020 and 2021 financial statements, and there have been no changes to the activity which was previously disclosed.

In evaluating the impact of our omitting such disclosure, we note that the only activity reported on the consolidated statement of stockholders’ equity for the year ended December 31, 2020 is disclosed in our 2022 financial statements’ footnotes. Specifically, such activity includes the following: i) net loss of $201 million, which is provided on the consolidated statements of operations, ii) activity related to share-based compensation (which resulted in increases in additional paid-in capital and total equity of $15 million each) and iii) activity related to repurchase and retirement of common stock (which resulted in decreases in common stock of 1 million shares, additional paid-in capital of $2 million, accumulated retained earnings of $8 million, and total equity of $10 million). The impacts of share-based compensation and share repurchases on the Company’s consolidated statements of stockholders’ equity for the year ended December 31, 2020 can be obtained from Note 19: Share-Based Compensation and financing activities within the consolidated statements of cash flows, respectively.

We will include three years of the consolidated statements of stockholders’ equity in future annual filings.

Should you have any further questions or need additional information, please do not hesitate to contact me at (407) 613-8348.

Sincerely, /s/ Daniel J. Mathewes
Daniel J. Mathewes Senior Executive Vice President and Chief Financial Officer